Chardan Capital Markets, LLC

17 State Street, Suite 2100
New York, NY 10004

December 20, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Welsbach Technology Metals Acquisition Corp. (the “Company”)
Registration Statement on Form S-1, as amended (“Registration Statement”)
(File No. 333-261467)

VIA EDGAR

Ladies and Gentlemen:

On December 20, 2021, we, as the representative of the underwriters, filed a letter with the U.S. Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective on December 20, 2021, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Head of Investment Banking